UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter Results and Declares Quarterly Dividend,” dated August 9, 2016.

Exhibit

1.	Press Release dated August 9, 2016

Textainer Group Holdings Limited

Reports Second-Quarter Results

and Declares Quarterly Dividend

HAMILTON, Bermuda – (BUSINESS WIRE) –August 9, 2016 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported second-quarter 2016 results.

Financial and Business Highlights

•	Lease rental income of $120.2 million for the quarter, a decrease of 6.3 percent from the prior year quarter;
•	Net loss attributable to Textainer Group Holdings Limited common shareholders of $1.5 million for the quarter, or $0.03 per diluted common share;
•	Adjusted net income (1) of $3.0 million for the quarter, or $0.05 per diluted common share;
•

We recorded $19.5 million of container impairments resulting from a write down of our inventory of containers that are pending disposal. Excluding these non-cash impairments, adjusted net income would have been $21.8 million, or $0.38 per diluted share;

•	Utilization improved 1.0 percentage point from its low point in the quarter and is currently at 95.1 percent;
•	Continued expansion with $432 million of capex invested year-to-date in 2016; and
•	A quarterly dividend of $0.03 per share was declared.

“Market conditions remain very challenging and the second quarter was no exception. The main driver of our decline in performance remains the low prices for new and used containers which results in reductions in lease rental income and impairments on containers held for sale,” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited. “It is worth noting that although lease rental income declined from the year ago quarter, it declined far less than the drop in new container rental rates due largely to the structure of our leases and the long-term nature of our fleet.”

“On the positive side, we saw an increase in new container prices during the quarter, a strong pick-up in demand and we continued to generate strong cash flow from operations.  New prices hit a historic low of approximately $1,200 on 20’ dry freight containers early in the year.  Prices increased by 20% to 25% during the second quarter but have subsequently declined somewhat. Low new container prices combined with a large supply of sales containers continues to put pressure on used container prices.”

“Our utilization improved and currently stands at 95.1%.  We saw stronger lease-out demand during the second quarter than we had anticipated, with the three highest lease-out booking weeks in our history all occurring during the quarter.  Our unbooked depot inventory decreased by 40% from the beginning of the second quarter until today and our utilization increased by 1.0 percentage point which is a significant increase over such a short period and containers have been picked up faster than we expected. The strength of our utilization is due to many factors: 85% of our fleet is subject to long-term and finance leases only 8.5% of which mature in 2016, the structure of our leases require a majority of containers to be returned in Asia where lease-out demand is strongest, and we dispose of containers when doing so is the right economic decision even if this results in high impairments. Additionally, we have invested $423 million year-to-date, purchasing more than 250,000 TEU of attractively priced containers,” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q2 QTD			Q2 YTD
	2016	2015	% Change	2016	2015	% Change
Total revenues	$127,449	$138,165	-7.8%	$256,363	$277,316	-7.6%
Income from operations	$26,832	$62,839	-57.3%	$56,562	$128,922	-56.1%
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(1,457)	$40,261	-103.6%	$(4,851)	$75,566	-106.4%
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.03)	$0.70	-104.3%	$(0.09)	$1.32	-106.8%
Adjusted net income (1)	$2,959	$37,725	-92.2%	$9,324	$78,273	-88.1%
Adjusted net income per diluted common share (1)	$0.05	$0.66	-92.4%	$0.16	$1.37	-88.3%
Adjusted EBITDA (1)	$95,622	$111,027	-13.9%	$192,151	$221,846	-13.4%
Net cash provided by operating activities				$149,448	$177,187	-15.7%
Average fleet utilization	94.7%	97.3%	-2.7%	94.6%	97.6%	-3.1%
Total fleet size at end of period (TEU)	3,195,378	3,276,509	-2.5%
Owned percentage of total fleet at end of period	81.0%	79.7%	1.6%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized losses (gains) on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense and net income (loss) attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense, net income (loss) attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Second-Quarter Results

Textainer’s second quarter results compared to the prior year quarter were adversely impacted primarily by an increase in container impairments due to a decrease in used container prices and an increase in the quantity of containers designated for disposal.  Depreciation expense increased primarily due to a reduction in the 40’ high-cube container residual value in 2015 and an increase in the size of our owned refrigerated container fleet.  Furthermore, lease rental income decreased due to a decrease in rental rates and lower utilization, direct container expense increased primarily due to an increase in storage costs resulting from lower utilization and higher storage rates and we had a net loss on trading containers in the second quarter of 2016 compared to a net gain in 2015 primarily due to lower sales prices.

During the second-quarter of 2016, $5.5 million insurance proceeds was received from a claim on a lessee that went into default in August 2015, which was recorded as a reduction to insurance receivable.

Dividend

On August 4, 2016, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.03 per share on Textainer’s issued and outstanding common shares, payable on August 30, 2016 to shareholders of record as of August 19, 2016.

“We declared a dividend of $0.03 per share, a significant decline from the prior dividend level and an amount equal to 60% of this quarter’s adjusted net income(1). While we are not happy about reducing our dividend, our Board believes paying a lower dividend in order to preserve cash during these challenging times is in the best interests of our shareholders and the company and helps ensure that we have the resources to take advantage of opportunities that today’s challenging conditions may produce,” commented Mr. Brewer.

Based on the information available today, this distribution will qualify as a return of capital rather than a taxable dividend for U.S. tax purposes. Investors should consult with a tax adviser to determine the proper tax treatment of this distribution.

Outlook

“Based on recent discussions with our customers, we believe the strong increase in demand for dry containers we experienced in the second quarter will continue into the third quarter although possibly at a slightly reduced pace. We do not expect a significant improvement in new container prices occurring prior to year-end.  As long as new container prices remain low, rental rates for new, depot and lease-renewal containers will remain under pressure and lease rental income can be expected to decline,” stated Mr. Brewer.  “The credit quality of certain shipping lines is a major concern.  While consolidation has strengthened some lines, the overall credit risk of our customer base has increased due to weak demand and low freight rates.”

“New dry freight container production could be less than 1.5 million TEU, compared to 2.5 million TEU produced last year, which is approximately equal to the quantity of containers disposed annually.  Refrigerated container production is also expected to be below last year’s record level.  This means the world’s container fleet is unlikely to grow and may decline this year.  As containers are not in an oversupply situation, we expect our utilization to continue to improve in the third quarter. Furthermore, should there be an unexpected spike in demand as has often happened in the past, the container leasing market could strengthen quickly.”

“We benefited this quarter by purchasing many containers at attractive prices.  These containers were leased out at terms which were better than the returns generated by containers leased during the preceding six months and they can be expected to perform very well over their useful lives as they depreciate,” concluded Mr. Brewer.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, August 9, 2016 to discuss Textainer’s second quarter 2016 results. An archive of the Webcast will be available one hour after the live call through August 8, 2017. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 42901483. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with a total of 2.1 million containers representing 3.2 million TEU in our owned and managed fleet. We lease containers to approximately 350 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 100,000 containers per year for the last five years to more than 1,200 customers making us the largest seller of used containers. Textainer operates via a network of 14 offices and approximately 500 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that the strong increase in demand for dry containers it experienced in the second quarter will continue into the third quarter although possibly at a reduced pace; (ii) Textainer’s expectation that there will not be a significant improvement in new container prices occurring prior to year-end; (iii) Textainer’s belief that as long as new container prices remain low, rental rates for new, depot and lease-renewal containers will remain under pressure and lease rental income can be expected to decline, (iv) Textainer’s expectation that new dry freight container production could be less than 1.5 million TEU compared to 2.5 million TEU produced last year; (v) Textainer’s expectation that refrigerated container production will be below last year’s record level; (vi) Textainer’s belief that the world’s container fleet is unlikely to grow and may decline this year; (vii) Textainer’s expectation that utilization will improve in the third quarter since containers are not in an oversupply situation; (viii) Textainer’s belief that, should there be an unexpected spike in demand as has often happened in the past, the container leasing could strengthen quickly; and (ix) Textainer’s expectation that containers purchased during the second quarter at attractive prices will perform very well over their useful lives as they depreciate. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2016.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income

Three and six months ended June 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2016		2015		2016		2015
Revenues:
Lease rental income		$120,223		$128,342		$242,273		$257,588
Management fees		3,294		4,010		6,638		8,027
Trading container sales proceeds		3,062		4,220		4,964		9,052
Gains on sale of containers, net		870		1,593		2,488		2,649
Total revenues		127,449		138,165		256,363		277,316
Operating expenses:
Direct container expense		14,549		9,965		29,178		19,169
Cost of trading containers sold		3,614		3,916		6,258		8,608
Depreciation expense		51,757		44,673		104,306		88,472
Container impairment		19,484		4,685		36,776		7,855
Amortization expense		1,372		1,167		2,746		2,334
General and administrative expense		6,599		7,275		13,765		14,495
Short-term incentive compensation (benefit) expense		(93)		719		680		1,438
Long-term incentive compensation expense		1,498		1,810		3,106		3,481
Bad debt expense, net		1,837		1,116		2,986		2,542
Total operating expenses		100,617		75,326		199,801		148,394
Income from operations		26,832		62,839		56,562		128,922
Other (expense) income:
Interest expense		(20,022)		(19,265)		(39,987)		(38,660)
Interest income		103		24		179		63
Realized losses on interest rate swaps, collars and caps, net		(2,378)		(3,228)		(4,731)		(6,094)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(5,022)		3,326		(16,199)		(2,675)
Other, net		3		13		(5)		13
Net other expense		(27,316)		(19,130)		(60,743)		(47,353)
(Loss) income before income tax and noncontrolling interests		(484)		43,709		(4,181)		81,569
Income tax expense		(797)		(1,151)		(817)		(2,635)
Net (loss) income		(1,281)		42,558		(4,998)		78,934
Less: Net (income) loss attributable to the noncontrolling interests	(176)		(2,297)		147		(3,368)
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(1,457)		$40,261		$(4,851)		$75,566
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.03)		$0.71		$(0.09)		$1.33
Diluted	$(0.03)		$0.70		$(0.09)		$1.32
Weighted average shares outstanding (in thousands):
Basic	56,580		56,990		56,575		56,985
Diluted	56,580		57,160		56,575		57,169
Other comprehensive (loss) income:
Foreign currency translation adjustments		111		(4)		(2)		(119)
Comprehensive (loss) income		(1,170)		42,554		(5,000)		78,815
Comprehensive (income) loss attributable to the noncontrolling interests		(176)		(2,297)		147		(3,368)
Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders		$(1,346)		$40,257		$(4,853)		$75,447

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2016 and December 31, 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$104,754	$115,594
Accounts receivable, net of allowance for doubtful accounts of $16,744 and $14,053 in 2016 and 2015, respectively	93,996	88,370
Net investment in direct financing and sales-type leases	107,947	87,706
Trading containers	5,012	4,831
Containers held for sale	35,346	43,245
Prepaid expenses and other current assets	18,970	8,385
Insurance receivable	6,838	11,435
Due from affiliates, net	765	514
Total current assets	373,628	360,080
Restricted cash	34,587	33,917
Containers, net of accumulated depreciation of $889,023 and $810,393 at 2016 and 2015, respectively	3,669,374	3,698,011
Net investment in direct financing and sales-type leases	258,831	243,428
Fixed assets, net of accumulated depreciation of $10,226 and $9,836 at 2016 and 2015, respectively	1,877	1,663
Intangible assets, net of accumulated amortization of $38,455 and $35,709 at 2016 and 2015, respectively	17,504	20,250
Interest rate swaps, collars and caps	-	814
Deferred taxes	1,522	1,203
Other assets	7,637	6,988
Total assets	$4,364,960	$4,366,354
Liabilities and Equity
Current liabilities:
Accounts payable	$11,603	$10,477
Accrued expenses	6,855	6,816
Container contracts payable	66,550	41,356
Other liabilities	278	291
Due to owners, net	5,114	11,806
Revolving credit facility	32,853	-
Term loan	30,911	31,097
Bonds payable	58,915	58,788
Total current liabilities	213,079	160,631
Revolving credit facilities	1,037,862	1,013,252
Secured debt facilities	1,045,868	1,062,539
Term loan	383,638	403,500
Bonds payable	404,979	434,472
Interest rate swaps, collars and caps	18,797	3,412
Income tax payable	9,242	8,678
Deferred taxes	10,922	10,420
Other liabilities	2,391	2,523
Total liabilities	3,126,778	3,099,427
Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,220,797 shares issued and 56,590,797 shares outstanding at 2016; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015	572	572
Additional paid-in capital	388,333	385,020
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(285)	(283)
Retained earnings	794,606	826,515
Total Textainer Group Holdings Limited shareholders’ equity	1,174,077	1,202,675
Noncontrolling interest	64,105	64,252
Total equity	1,238,182	1,266,927
Total liabilities and equity	$4,364,960	$4,366,354

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six months ended June 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015
Cash flows from operating activities:
Net (loss) income	$(4,998)	$78,934
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation expense	104,306	88,472
Container impairment	36,776	7,855
Bad debt expense, net	2,986	2,542
Unrealized losses on interest rate swaps, collars and caps, net	16,199	2,675
Amortization of debt issuance costs and accretion of bond discount	3,765	4,219
Amortization of intangible assets	2,746	2,334
Gains on sale of containers, net	(2,488)	(2,649)
Share-based compensation expense	3,423	3,801
Changes in operating assets and liabilities	(13,267)	(10,996)
Total adjustments	154,446	98,253
Net cash provided by operating activities	149,448	177,187
Cash flows from investing activities:
Purchase of containers and fixed assets	(228,073)	(370,524)
Proceeds from sale of containers and fixed assets	61,154	59,964
Receipt of payments on direct financing and sales-type leases, net of income earned	46,858	49,430
Net cash used in investing activities	(120,061)	(261,130)
Cash flows from financing activities:
Proceeds from revolving credit facilities	153,000	159,177
Principal payments on revolving credit facilities	(95,322)	(140,321)
Proceeds from secured debt facilities	40,000	160,000
Principal payments on secured debt facilities	(58,600)	(21,500)
Principal payments on term loan	(19,800)	(19,800)
Principal payments on bonds payable	(30,115)	(30,115)
(Increase) decrease in restricted cash	(670)	17,828
Debt issuance costs	(1,550)	(4,154)
Issuance of common shares upon exercise of share options	—	194
Net tax benefit from share-based compensation awards	(110)	94
Capital contributions from noncontrolling interests	—	1,850
Dividends paid	(27,058)	(53,564)
Net cash (used in) provided by financing activities	(40,225)	69,689
Effect of exchange rate changes	(2)	(119)
Net decrease in cash and cash equivalents	(10,840)	(14,373)
Cash and cash equivalents, beginning of the year	115,594	107,067
Cash and cash equivalents, end of the period	$104,754	$92,694

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and six Months Ended June 30, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and six months ended June 30, 2016 and 2015, including:

(a)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense, net income (loss) attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income (loss) attributable to the NCI); and

(d)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net (loss) income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized losses (gains) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(1,457)	$40,261	$(4,851)	$75,566
Adjustments:
Write-off of unamortized debt issuance costs	—	160	—	458
Unrealized losses (gains) on interest rate swaps, collars and caps, net	5,022	(3,326)	16,199	2,675
Impact of reconciling items on income tax expense	(61)	154	(266)	(108)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(545)	476	(1,758)	(318)
Adjusted net income	$2,959	$37,725	$9,324	$78,273
Reconciliation of adjusted net income per diluted common share:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.03)	$0.70	$(0.09)	$1.32
Adjustments:
Write-off of unamortized debt issuance costs	—	—	—	0.01
Unrealized losses (gains) on interest rate swaps, collars and caps, net	0.09	(0.05)	0.28	0.05
Impact of reconciling items on income tax expense	—	—	—	—
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(0.01)	0.01	(0.03)	(0.01)
Adjusted net income per diluted common share	$0.05	$0.66	$0.16	$1.37

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(1,457)	$40,261	$(4,851)	$75,566
Adjustments:
Interest income	(103)	(24)	(179)	(63)
Interest expense	20,022	19,265	39,987	38,660
Realized losses on interest rate swaps, collars and caps, net	2,378	3,228	4,731	6,094
Unrealized losses (gains) on interest rate swaps, collars and caps, net	5,022	(3,326)	16,199	2,675
Income tax expense	797	1,151	817	2,635
Net income (loss) attributable to the noncontrolling interests	176	2,297	(147)	3,368
Depreciation expense	51,757	44,673	104,306	88,472
Container impairment	19,484	4,685	36,776	7,855
Amortization expense	1,372	1,167	2,746	2,334
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(3,826)	(2,350)	(8,234)	(5,750)
Adjusted EBITDA	$95,622	$111,027	$192,151	$221,846
Net cash provided by operating activities			$149,448	$177,187
Adjustments:
Bad debt expense, net			(2,986)	(2,542)
Amortization of debt issuance costs and accretion of bond discount			(3,765)	(4,219)
Gains on sale of containers, net			2,488	2,649
Share-based compensation expense			(3,423)	(3,801)
Interest income			(179)	(63)
Interest expense			39,987	38,660
Realized losses on interest rate swaps, collars and caps, net			4,731	6,094
Income tax expense			817	2,635
Changes in operating assets and liabilities			13,267	10,996
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests			(8,234)	(5,750)
Adjusted EBITDA			$192,151	$221,846

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer